EXHIBIT 12

Ratio of Earnings to Fixed Charges

	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges

Ratio	2.07	2.18	1.90	1.67	1.96

Income from continuing operations	$71,550	$66,379	$51,601	$37,395	$53,074
Interest	67,031	56,074	57,287	55,541	55,459

“Earnings”	$138,581	$122,453	$108,888	$92,936	$108,533

Interest	$67,031	$55,709	$56,519	$54,987	$54,846
Capitalized interest	—	365	768	554	613

“Fixed charges”	$67,031	$56,074	$57,287	$55,541	$55,459

Ratio of earnings to combined fixed charges and preferred stock dividends

Ratio	1.68	1.80	1.66	1.46	1.71

Income from continuing operations	$71,550	$66,379	$51,601	$37,395	$53,074
Interest	67,031	55,709	56,519	54,987	54,846

“Earnings”	$138,581	$122,088	$108,120	$92,382	$107,920

Interest	$67,031	$55,709	$56,519	$54,987	$54,846
Capitalized interest	—	365	768	554	613
Preferred dividends	15,622	11,802	7,677	7,677	7,677

“Combined fixed charges and preferred stock dividends”	$82,653	$67,876	$64,964	$63,218	$63,136